

October 19, 2011

Via Facsimile
Mr. Jeffrey L. Rutherford
Chief Financial Officer
Park-Ohio Holdings Corp.
6605 Parkland Blvd.
Cleveland, OH 44124

   **Re:**   **Park-Ohio Holdings Corp.**
      **Form 10-K for the Fiscal Year Ended December 31, 2010**
      **Filed March 8, 2011**
      **File No. 0-03134**

      **Park-Ohio Industries, Inc.**
      **Form 10-K for the Fiscal Year Ended December 31, 2010**
      **Filed March 8, 2011**
      **File No. 333-43005-01**

Dear Mr. Rutherford:

   We have reviewed your response letter dated September 27, 2011 and have the following comments.

Park-Ohio Industries, Inc. - Form 10-K for the Fiscal Year Ended December 31, 2010

Item 8. Financial Statements and Supplementary Data, page 27

Note F – Financing Arrangements, page 43

1.   We note your response to prior comment six in our letter dated September 9, 2011. Please more fully explain to us why you believe it was appropriate for Industries to record a gain on the extinguishment of debt with its parent based on the provisions of ASC 470-50-40-2.

Note N – Supplemental Guarantor Information, page 52

2.   We note your response to prior comment ten in our letter dated September 9, 2011. Please provide us your assessment, under SAB No. 99, for determining not to revise prior exchange act filings to correct the financial statements you provided pursuant to Rule 3-10 of Regulation S-X.

3.      We note your response to prior comment 11 in our letter dated September 9, 2011. Please provide us a more comprehensive and specific explanation of the reasons for, and changes in, the parent's operating assets and liabilities that resulted in the parent generating positive operating cash flow.  Please also explain to us your basis for including changes in inter-company accounts in operating cash flows rather than in financing cash flows.

        Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

        After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

        You may contact Dale Welcome at (202) 551-3865 or Anne McConnell at (202) 551-3709 if you have questions regarding these comments.

                                        Sincerely,

                                        /s/ John Cash

                                        John Cash
                                        Accounting Branch Chief